UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 30, 2023, regarding the Facilitated Merger of Beltel Telekomünikasyon Hizmetleri A.Ş. with Turkcell.

Istanbul, March 30, 2023

Announcement Regarding the Facilitated Merger of Beltel Telekomünikasyon Hizmetleri A.Ş. with Turkcell

Pursuant to the provisions of the article 155 of Turkish Commercial Code numbered 6102 (“TCC”), articles 19 and 20 of Corporate Tax Law numbered 5520 and article 13 of II-23-2 numbered Communiqué on Merger and Demerger (“the Communiqué”) by Capital Markets Board of Turkey (“CMB”); our Company's Board of Directors has resolved,

•	To merge Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”), which is our Company's 100% owned subsidiary and registered at Istanbul Trade Registry Office under the registration number 663642-0, with and into our Company via facilitated procedure within the scope of the article 13 of the Communiqué by means of taking it over by our Company entirely together with its all assets and liabilities; for this purpose, to prepare merger agreement and other relevant documents,
•	To execute the merger transaction based on the financial statements of the parties, dated 31/12/2022,
•	As the merger shall be executed via facilitated procedure pursuant to article 13 of the Communiqué, not to prepare Board of Directors’ report stipulated in the article 147 of TCC, not to prepare the independent audit report and merger report and not to take the opinion of the expert institution in accordance with article 13/2 of the Communiqué of CMB,
•	Pursuant to the provisions of the article 24 of Capital Markets Law and the article 15/ç of II-23.3 numbered Communiqué on Material Transactions and Exit Rights by CMB, not to trigger the exit right for our shareholders,
•	Not to increase the capital of our Company due to merger,
•	Within the context of the resolution hereby, pursuant to the subclause (ç) of article 19 of Regulation on Authorization in the Electronic Communications Sector to apply to Information Technologies and Communications Authority for its opinion and in accordance with the Communiqué to apply to CMB for the approval of the announcement text by preparing the announcement text, merger agreement and the other required information and documents for the merger transactions stipulated by the Communiqué,
•	To submit the merger agreement to be signed by the parties after receiving the approval from CMB for the merger transaction to the approval of the Board of Directors without submitting to the approval of the general assembly.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 30, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 30, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)